Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lands’ End, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)
.
51509F105
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509F105	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Thomas J. Tisch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,758,001

	6	SHARED VOTING POWER
362,572

	7	SOLE DISPOSITIVE POWER
1,758,001

	8	SHARED DISPOSITIVE POWER
362,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,120,573

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 51509F105	13G	Page 3 of 5 Pages
Item 1.	(a)	Name of Issuer:
Lands’ End, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1 Lands’ End Lane, 761 Main Avenue, Dodgeville, Wisconsin 53595

Item 2.	(a)	Name of Person Filing: Thomas J. Tisch

(b)	Address of the Principal Office or, If None, Residence: 712 Fifth Avenue, New York, New York 10019

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 51509F105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 51509F105	13G	Page 4 of 5 Pages
Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		2,120,573
(b)	Percent of class:		6.7%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	1,758,001
	(ii)	Shared power to vote or to direct the vote:	362,572
	(iii)	Sole power to dispose or to direct the disposition of:	1,758,001
	(iv)	Shared power to dispose or to direct the disposition of:	362,572

Shares over which Mr. Tisch had sole voting and dispositive power include shares held by him or by trusts of which he is trustee. Shares over which Mr. Tisch may be deemed to have shared voting and dispositive power include shares held by his wife, by trusts of which his wife is trustee, or by a charitable foundation of which his wife and he are directors. The number reported for “Percent of class” is based on 31,445,713 shares of common stock of the issuer outstanding as of November 30, 2023, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

CUSIP No. 51509F105	13G	Page 5 of 5 Pages
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 4, 2024

Signature:	/s/ Thomas J. Tisch

Name:	Thomas J. Tisch